04014398

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 1/3/2005 **

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SEC MAIL PROCESSING RECEIVED DEC 3 0 2004 WASH, D.C. 202 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 23395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2003 (MM/DD/YY) AND ENDING 10/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Waterhouse Investor Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edwin R. Corneiro 212-908-7044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edwin R. Corneiro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Waterhouse Investor Services, Inc., as of October 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to me this 17 day of December, 2004

Edwin R Corneiro
Signature

Chief Financial Officer
Title

AARON KLEIN
Notary Public, State of New York
No. 01KL6072246
Qualified in Kings County
Commission Expires April 1, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Waterhouse Investor Services, Inc.

Statement of Financial Condition
October 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
TD Waterhouse Investor Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TD Waterhouse Investor Services, Inc. at October 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 22, 2004

TD Waterhouse Investor Services, Inc.
Statement of Financial Condition
October 31, 2004
(In thousands)

Assets		
Cash	$	17,704
Securities owned, at market value		108,477
Receivable from affiliated clearing broker		22,204
Receivable from affiliates		2,846
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $56,797		63,082
Capitalized software, at cost, less accumulated amortization of $41,353		26,379
Membership in exchange, at cost (market value $1,200)		620
Other assets		27,559
Total assets	$	268,871
Liabilities and stockholder's equity		
Liabilities		
Securities sold, not yet purchased, at market value	$	357
Payable to affiliates		7,864
Accounts payable, accrued expenses and other liabilities		108,070
		116,291
Commitments and contingent liabilities (Notes 4 and 7)		
Stockholder's equity	$	152,580
Total liabilities and stockholder's equity	$	268,871

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

TD Waterhouse Investor Services, Inc. (the "Company"), is a securities brokerage firm registered with the Securities and Exchange Commission (the "SEC") and is a member firm of the New York Stock Exchange, Inc. (the "NYSE"). The Company's primary business is providing discount brokerage and mutual fund services to individual investors. The Company is a wholly owned subsidiary of TD Waterhouse Group, Inc. ("the Parent"). The Parent is a wholly owned subsidiary of The Toronto-Dominion Bank ("TD Bank").

Securities owned, primarily government debt instruments, and securities sold, not yet purchased are recorded at market value based on quoted market prices, with gains and losses recorded in income currently. Interest income is accrued as earned.

Depreciation of furniture and equipment is provided on a straight-line basis generally using estimated useful lives of two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease terms or their estimated useful lives.

The Company capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades and enhancements. Amortization is provided on a straight-line basis generally using estimated useful lives of 2 to 5 years. At October 31, 2004, these capitalized costs had a book value of $26,379, net of $41,353 of accumulated amortization.

Memberships in exchanges are carried at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Management estimates that the carrying value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and borrowings) approximates their fair value, as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(In thousands)

2. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements comprise the following:

Computer equipment	$	19,748
Communications equipment		10,711
Furniture and fixtures		12,212
Leasehold improvements		73,422
Office equipment		3,786
		119,879
Less: accumulated depreciation and amortization		(56,797)
	$	63,082

3. Related Party Transactions

Transactions with affiliated clearing broker

The Company clears its customers' securities transactions through an affiliated clearing broker on a fully disclosed basis.

The affiliated clearing broker shares with the Company, a portion of the net interest spread that it earns on customer accounts introduced by the Company.

The affiliated clearing broker is responsible for collecting commissions and related fees from customers and generally remits such amounts, net of clearing fees charged, to the Company within thirty days. The net amount receivable from the affiliated clearing broker of $22,204 at October 31, 2004 represents the net of the current month's activity, including advances of commissions from the affiliated clearing broker during the month.

An affiliate performs certain support services (e.g., accounting, legal, human resources) for the Company.

Office space is provided to affiliated broker-dealer as described in Note 4.

Other transactions

The Company earns fees from an affiliated investment advisor for services provided.

The Company earns fees from an affiliated bank for the provision of marketing, support and asset management services for the FDIC insured money market account.

The Company earns certain fees from mutual funds, managed by an affiliated investment advisor for services provided.

The Company reimburses TD Bank for expenses that are paid on its behalf.

(In thousands)

The Company pays an affiliated bank for the provision of asset management services for the FDIC insured money market account.

The Company pays an affiliate for management services.

In July 2004, an agreement was reached between an affiliated clearing broker and the Company to equally share marketing expenses. As of October 31, 2004, all amounts due from the affiliated clearing broker for marketing expenses have been satisfied through the intercompany account.

The Parent offers a profit-sharing plan to eligible employees of the Company. The Parent also offers a 401(k) plan to eligible employees of the Company.

TD Bank offers phantom share unit plans to certain employees of the Company. Under these plans, participants are granted phantom share units equivalent to TD Bank's common stock that generally vest over three to four years. At the maturity date, the participant receives cash representing the value of the phantom share units or the appreciation in the value of the phantom share units dependent on the plan.

4. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases extending for periods in excess of one year. Future minimum rental commitments under such leases are as follows:

Year ending October 31,		
2005	$	33,715
2006		29,694
2007		25,130
2008		21,808
2009		17,832
Thereafter and through 2015		53,639
	$	181,818

The Company is obligated under a noncancelable lease for office space used by an affiliate. While the affiliate has not formally assumed this lease obligation nor entered into a sublease with the Company, the affiliate intends to fulfill the Company's obligations under such lease, which approximates $1.7 million per year through 2007.

In the normal course of conducting its securities business, the Company has been named as a defendant in certain lawsuits, claims and legal actions. In the opinion of management, after consultation with outside legal counsel, the ultimate outcome of pending litigation and inquiries will not have a material adverse effect on the financial condition or results of operations of the Company.

5. Net Capital Requirements

As a registered broker-dealer and a NYSE member, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 6 2/3% of aggregate indebtedness.

At October 31, 2004, the Company had net capital of $33,833, which was $26,282 in excess of required net capital.

6. Foreign Currency Translation

Assets and liabilities of international subsidiaries are translated based on the end-of-period exchange rates from local currency to U.S. dollars. Results of operations are translated at the average exchange rates in effect during the period.

7. Income Taxes

The Company files a consolidated Federal income tax return with the Parent. The consolidated tax expense is allocated between the Parent, the Company and its affiliates based on their respective contributions to consolidated taxable income.

The Company is subject to a tax allocation agreement entered into with and among its Parent and related affiliates. Such agreement requires the Company to pay the Parent payments in lieu of tax at a rate equal to the effective tax rate of the consolidated group as applied to its income before Federal, state and local income taxes.

The Parent requires payment from the Company on a current basis for deferred tax liabilities and reimburses the Company on a current basis for deferred tax assets. As of October 31, 2004, all amounts due to or from the Parent for income taxes, including deferred taxes, have been satisfied through the intercompany account.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a nationwide retail customer base. In the normal course of business, securities transactions for brokerage customers are introduced by the Company and cleared through an affiliated clearing broker on a fully disclosed basis. The Company engages in various brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the statement of financial condition for these transactions.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security

in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.